SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)


                          REGENCY REALTY CORPORATION
                                 (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                  758939 10 2
                                  (CUSIP Number)

                                 DAVID A. ROTH
                         SECURITY CAPITAL U.S. REALTY
                               69, ROUTE D'ESCH
                               LUXEMBOURG L-1470
                               (44-352) 487878
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               DECEMBER 11, 1997
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this state-ment / /. (A fee is not required only if the reporting person:
         (1) has a previous statement on file reporting beneficial own-ership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 7 Pages

         This Amendment No. 6 to Schedule 13D contains 47 pages in-cluding Exhibits. The Exhibit Index appears on page 8.




           CUSIP No. 758939 10 2         13D         Page 2 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

         7   SOLE VOTING POWER
             NUMBER OF
             SHARES               11,284,439

             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    11,284,439
             WITH

                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,284,439 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              47.0 % (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 758939 10 2         13D        Page 3 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         / /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

         7   SOLE VOTING POWER
             NUMBER OF                 11,284,439
             SHARES

             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                    11,284,439
             WITH

                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,284,439 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                        / /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              47.0 % (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                         *SEE INSTRUCTIONS BEFORE FILLING OUT







                   This Amendment No. 6 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation or-ganized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "SC-USREALTY"), and amends the
         Schedule 13D (the "Schedule 13D") originally filed on June 21, 1996, as amended by Amendment No. 1 ("Amendment No. 1") filed on July 15, 1996, Amendment No. 2 ("Amendment No. 2") filed on July 3, 1997, Amendment No. 3 ("Amendment No. 3") filed on Au-gust 8, 1997, Amendment No. 4 ("Amendment No. 4") filed on Au-gust 15, 1997, and Amendment No. 5 ("Amendment No. 5") filed on September 10, 1997. This Amendment No. 6 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Regency Realty Corporation, a Florida corporation ("Regency"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5

                   On December 4, 1997, SC-USREALTY purchased 735,000 shares of Common Stock directly from Regency for an aggregate purchase price of $16,250,150.00, pursuant to a Subscription Agreement, dated as of December 4, 1997, by and among Regency, Holdings and Security Capital U.S. Realty (the "Subscription Agreement"). These funds were obtained by SC-USREALTY under the Facility Agreement.

                   The purchase of 700,000 shares of Common Stock pursu-ant to the Subscription Agreement represented SC-USREALTY's remaining purchase rights under Amendment No. 1 and was at a price per share of $22.125. The purchase of the remaining 35,000 shares of Common Stock pursuant to the Subscription Agreement was at a price per share of $21.79 and was pursuant to SC-USREALTY's rights under Section 4.2 of the Stockholders Agreement to purchase shares from time to time based on previ-ous issuances of shares of capital stock by the Company made pursuant to the Company's dividend reinvestment plan, its long term omnibus plan and certain other employee benefit plans.

                   Pursuant to Amendment No. 2 to Stockholders Agree-ment, dated as of December 4, 1997 by and among Regency, Secu-rity Capital U.S. Realty and Holdings ("Amendment No. 2"), SC-USREALTY and Regency agreed to amend SC-USREALTY's participa-tion rights with respect to issuances or sales of Regency capi-tal stock by providing that those participation rights which arise from issuances of Regency's capital stock which are made pursuant to Regency's dividend reinvestment plan, its long term omnibus plan and certain other employee benefit plans shall be



                                Page 4 of 7 Pages







         provided to SC-USREALTY on a quarterly basis for such issuances which occur during the preceding quarter. Amendment No. 2 also amended the provision in the Stockholders Agreement relating to restrictions on transfers of capital stock to non-U.S. persons by providing that restrictions on such transfers set forth in that provision as they apply to SC-USREALTY and its affiliates and transferees shall be applied by taking into account such person's actual share ownership and actual status as a U.S. person or non-U.S. person.

                   A copy of the Subscription Agreement is attached hereto as Exhibit 6.1, and a copy of Amendment No. 2 is at-tached hereto as Exhibit 6.2, and such agreements are specifi-cally incorporated herein by reference, and the description herein of such agreements is qualified in its entirety by ref-erence to such agreements.

         ITEM 1.   SECURITY AND ISSUER.

                   No material change.

         ITEM 2.   IDENTITY AND BACKGROUND.

                   No material change except as set forth above.

         ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                   No material change except as set forth above.

         ITEM 4.   PURPOSE OF TRANSACTION.

                   No material change except as set forth above.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                   No material change except as set forth above and be-low.

                   As of December 4, 1997, SC-USREALTY beneficially owns 11,284,439 shares of Common Stock as a result of its acquisi-tion of 735,000 shares of Common Stock. Based on SC-USREALTY's ownership of 11,284,439 shares of Common Stock, it owns approx-imately 47.0 % of the outstanding Common Stock, and approxi-mately 39.1 % on a fully diluted basis, based on the number of outstanding shares of Common Stock and the number of outstand-ing options and other securities convertible into Common Stock.

                   Except as set forth herein and as described in prior filings, to the best knowledge and belief of SC-USREALTY, no transactions involving Common Stock have been effected during



                                Page 5 of 7 Pages







         the past 60 days by SC-USREALTY or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   No material change except as described above.

         ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

              The following Exhibits are filed as part of this Schedule
         13D:

         Exhibit 6.1 Subscription Agreement, dated as of December 4, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty

         Exhibit 6.2 Amendment No. 2 to Stockholders Agreement, dated as of December 4, 1997, by and among Regency Realty Corporation, Security Capital Holdings S.A. and Security Capital U.S. Realty.































                                Page 6 of 7 Pages







                                    SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:   /s/ David A. Roth
                                          Name:  David A. Roth
                                          Title:  Vice President



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:   /s/ David A. Roth
                                          Name:  David A. Roth
                                          Title:  Vice President

         December 11, 1997



























                                Page 7 of 7 Pages







                                   EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.

            6.1      Subscription Agreement, dated as of           *
                     December 4, 1997, by and among Regency
                     Realty Corporation, Security Capital
                     Holdings S.A. and Security Capital U.S.
                     Realty

            6.2      Amendment No. 2 to Stockholders Agree-        *
                     ment, dated as of December 4, 1997, by
                     and among Regency Realty Corporation,
                     Security Capital Holdings S.A. and Se-
                     curity Capital U.S. Realty